UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                LEXAR MEDIA, INC.
                              --------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    52886P104
                            -------------------------
                                 (CUSIP Number)

                                  Mark Horowitz
                                 General Counsel
                        Glenview Capital Management, LLC
                         767 Fifth Avenue, 44th Floor
                            New York, New York 10153
                                 (212) 812-4700
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 6, 2006
                            -------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 15 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D


CUSIP No.: 52886P104                                          Page 2 of 15 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only
.................................................................................
4.   Source of Funds (See Instructions)

     WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................
6.   Citizenship or Place of Organization

     Delaware
.................................................................................

Number of             7. Sole Voting Power            7,490,000 /1/
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          0
Person With
                     ...........................................................

                      9. Sole Dispositive Power       7,490,000 /1/

                     ...........................................................

                     10. Shared Dispositive Power     0
.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,490,000 /1/
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     9.1% based on 82,688,092 shares outstanding as of April 28, 2006.
.................................................................................

14.  Type of Reporting Person:

     OO

-----------------------------
/1/ See Item 6 herein. By virtue of the Letter Agreement, the Reporting Persons may be deemed to have beneficial ownership of the Issuer's common stock owned by certain other persons. The Reporting Persons disclaim such group status and are filing this Schedule 13D on behalf of themselves and not on behalf of any such other person or entity.

                                  SCHEDULE 13D

CUSIP No.: 52886P104                                          Page 3 of 15 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL GP, LLC
.................................................................................
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only
.................................................................................
4.   Source of Funds (See Instructions)

     WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................
6.   Citizenship or Place of Organization

     Delaware
.................................................................................

Number of             7. Sole Voting Power            0
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          7,490,000 /1/
Person With
                     ...........................................................

                      9. Sole Dispositive Power       0

                     ...........................................................

                     10. Shared Dispositive Power     7,490,000 /1/
.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,490,000 /1/
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     9.1% based on 82,688,092 shares outstanding as of April 28, 2006.
.................................................................................

14.  Type of Reporting Person:

     OO
-----------------------------
/1/ See Item 6 herein. By virtue of the Letter Agreement, the Reporting Persons may be deemed to have beneficial ownership of the Issuer's common stock owned by certain other persons. The Reporting Persons disclaim such group status and are filing this Schedule 13D on behalf of themselves and not on behalf of any such other person or entity.

                                  SCHEDULE 13D

CUSIP No.: 52886P104                                          Page 4 of 15 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL MASTER FUND, LTD.
.................................................................................
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only
.................................................................................
4.   Source of Funds (See Instructions)

     WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................
6.   Citizenship or Place of Organization

     Cayman Islands, British West Indies
.................................................................................

Number of             7. Sole Voting Power             0
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power           4,492,549 /1/
Person With
                     ...........................................................

                      9. Sole Dispositive Power        0

                     ...........................................................

                     10. Shared Dispositive Power      4,492,549 /1/
.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,492,549 /1/
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     5.4% based on 82,688,092 shares outstanding as of April 28, 2006.
.................................................................................

14.  Type of Reporting Person:

     CO

-----------------------------
/1/ See Item 6 herein. By virtue of the Letter Agreement, the Reporting Persons may be deemed to have beneficial ownership of the Issuer's common stock owned by certain other persons. The Reporting Persons disclaim such group status and are filing this Schedule 13D on behalf of themselves and not on behalf of any such other person or entity.

                                  SCHEDULE 13D

CUSIP No.: 52886P104                                          Page 5 of 15 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     LAWRENCE M. ROBBINS
.................................................................................
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................
3.   SEC Use Only

.................................................................................
4.   Source of Funds (See Instructions)

     WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     United States of America
.................................................................................

Number of             7. Sole Voting Power             0
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power           7,490,000 /1/
Person With
                     ...........................................................

                      9. Sole Dispositive Power        0

                     ...........................................................

                     10. Shared Dispositive Power      7,490,000 /1/

.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,490,000 /1/
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     9.1% based on 82,688,092 shares outstanding as of April 28, 2006.
.................................................................................

14.  Type of Reporting Person:

     IA

-----------------------------
/1/ See Item 6 herein. By virtue of the Letter Agreement, the Reporting Persons may be deemed to have beneficial ownership of the Issuer's common stock owned by certain other persons. The Reporting Persons disclaim such group status and are filing this Schedule 13D on behalf of themselves and not on behalf of any such other person or entity.

                                                              Page 6 of 15 Pages

          This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the "Shares"), of Lexar Media, Inc., a California corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated March 8, 2006 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report the information disclosed in Item 6 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2    Identity and Background

          This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Glenview Capital Management, LLC ("Glenview Capital Management");

          ii)  Glenview Capital GP, LLC ("Glenview Capital GP");

          iii) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master Fund"); and

          iv)  Lawrence M. Robbins ("Mr. Robbins").

          This Statement relates to the Shares held for the accounts of Glenview Capital Master Fund, Glenview Capital Partners, L.P., a Delaware limited part-nership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                             The Reporting Persons

          The business address of each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins has been changed to 767 Fifth Avenue, 44th Floor, New York, New York 10153.


Item 3. Source and Amount of Funds or Other Consideration

        Since April 8, 2006 (60 days prior to the date hereto), all Shares acquired by the Reporting Persons were acquired for the accounts of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. The source of funds for these acquisitions was the working capital of these accounts. The total purchase price paid by the Reporting Persons for these acquisitions was approximately $19,189,774.32. Neither Mr. Robbins, Glenview Capital Management nor Glenview Capital GP directly own any Shares. As disclosed herein, however, Glenview Capital Master Fund may be deemed to beneficially own 4,492,549 Shares.

Item 4. Purpose of Transaction

        The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

        The Reporting Persons reserve their right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons.

                                                              Page 7 of 15 Pages

Item 5.   Interest in Securities of the Issuer

          According to information filed by the Issuer with the Securities and Exchange Commission, the number of Shares outstanding was 82,688,092 as of April 28, 2006.

          (a) (i) Each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed the beneficial owner of 7,490,000 Shares (approximately 9.1% of the total number of Shares outstanding). This amount consists of (A) 369,792 Shares held for the account of Glenview Capital Partners, (B) 4,492,549 Shares held for the account of Glenview Capital Master Fund, (C) 2,124,159 Shares held for the account of Glenview Institutional Partners, (D) 389,500 Shares held for the account of GCM Little Arbor Master Fund, (E) 107,600 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 6,400 Shares held for the account of GCM Little Arbor Partners.

               (ii) Glenview Capital Master Fund may be deemed the beneficial owner of the 4,492,549 Shares (approximately 5.4% of the total number of Shares outstanding) held for its account.

          (b) (i) Glenview Capital Management may be deemed to have sole power to direct the voting and disposition of the 7,490,000 Shares that they may be deemed to beneficially own as set forth above.

              (ii) Each of Glenview Capital GP and Mr. Robbins may be deemed to have shared power to direct the voting and disposition of the 7,490,000 Shares that Glenview Capital Management may be deemed to beneficially own as set forth above.

              (iii) Glenview Capital Master Fund may be deemed to have shared power to direct the voting and disposition of the 4,492,549 Shares that it may be deemed to beneficially own as set forth above.

          (c) The trading dates, number of Shares purchased and price per Share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Annex A hereto.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          Item 6 is supplementally amended by adding the following:

          On March 8, 2006, the Issuer entered into an Agreement and Plan of Merger ("Merger Agreement") (a copy of which was filed as Exhibit 1.1 in the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 8,
2006) with Micron Technology, Inc., a Delaware corporation ("Micron"). Recently, Micron and the Issuer have amended the Merger Agreement (the "Amended Merger Agreement") to provide for an increase in the Exchange Ratio (as defined in the Merger Agreement) that each holder of Shares will receive from 0.5625 shares of Micron common stock to 0.5925 of Micron common stock. Pursuant to the Amended Merger Agreement, Glenview Capital Management and Micron entered into a letter agreement (the "Letter Agreement") (the form of which is incorporated by reference hereto as Exhibit C

                                                              Page 8 of 15 Pages

and is incorporated by reference in response to this Item 6) in which Glenview Capital Management agreed to vote all of its Shares under its management in favor of the proposal to adopt the Amended Merger Agreement at the special meeting of the Issuer's Shareholders to vote on the Amended Merger Agreement. Further, in the Letter Agreement, Glenview Capital Management agreed that it will not take any action or cause any action to be taken that would result in Glenview Capital Management or any of its affiliates from losing authority to vote any Shares over which it has voting authority as of the record date of the special meeting of the Issuer's Shareholders. The Letter Agreement provides that it will terminate upon the earlier of (i) such date and time as the effective date of the merger between the Issuer and Micron and (ii) such date that there is an Acquisition Proposal (as defined in Section 5.3(h) of the Merger Agreement) that Glenview Capital Management (in its sole judgement) reasonably determines is superior to the Amended Merger Agreement.

          By virtue of the Letter Agreement, the Reporting Persons may be deemed to have beneficial ownership of Shares beneficially owned by Micron. The Reporting Persons disclaim such group status and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

          The foregoing descriptions of the Letter Agreement does not purport to be complete and is qualified in its entirety by the terms of the Letter Agreement, which is incorporated by reference in response to this Item 6.

          Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7    Material to be filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2006                        GLENVIEW CAPITAL MANAGEMENT, LLC


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer

Date: June 7, 2006                        GLENVIEW CAPITAL GP, LLC


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer

Date: June 7, 2006                        GLENVIEW CAPITAL MASTER FUND, LTD.

                                          By: Glenview Capital Management, LLC,
                                              As Investment Manager


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer


Date: June 7, 2006                        LAWRENCE M. ROBBINS

                                          /s/ Lawrence M. Robbins
                                          --------------------------------------

                                                             Page 10 of 15 Pages


                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                              LEXAR MEDIA, INC.

A. Transactions for the account of Glenview Capital Master Fund, Ltd. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       04/13/2006            PURCHASE                  226,200            $9.18
--------------------------------------------------------------------------------
       04/19/2006              SALE                    225,800            $9.43
-------------------------------------------------------------------------------
       04/28/2006            PURCHASE                   20,700            $9.74
--------------------------------------------------------------------------------
       05/05/2006            PURCHASE                  100,200           $10.00
--------------------------------------------------------------------------------
       05/05/2006            PURCHASE                  128,600            $9.91
--------------------------------------------------------------------------------
       05/05/2006            PURCHASE                  224,900            $9.89
--------------------------------------------------------------------------------
       05/05/2006            PURCHASE                  391,270            $9.96
--------------------------------------------------------------------------------
       05/25/2006            PURCHASE                  149,400            $9.27
--------------------------------------------------------------------------------
       05/26/2006            PURCHASE                    4,296            $9.47
--------------------------------------------------------------------------------
       05/31/2006              SALE                    306,000            $9.36
--------------------------------------------------------------------------------

B. Transactions for the account of Glenview Institutional Partners, L.P. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------- ----------------------------------
       04/13/2006            PURCHASE                  105,200            $9.18
--------------------------------------------------------------------------------
       04/19/2006              SALE                    122,200            $9.43
-------------------------------------------------------------------------------
       04/28/2006              SALE                      8,900            $9.74
-------------------------------------------------------------------------------
       05/05/2006            PURCHASE                   47,500           $10.00
--------------------------------------------------------------------------------
       05/05/2006            PURCHASE                   60,800            $9.91
--------------------------------------------------------------------------------
       05/05/2006            PURCHASE                  106,500            $9.89
--------------------------------------------------------------------------------
       05/05/2006            PURCHASE                  185,200            $9.96
--------------------------------------------------------------------------------
       05/25/2006            PURCHASE                   70,600            $9.27
--------------------------------------------------------------------------------
       05/26/2006            PURCHASE                    2,000            $9.47
--------------------------------------------------------------------------------
       05/31/2006              SALE                    144,600            $9.36
--------------------------------------------------------------------------------

C. Transactions for the account of Glenview Capital Partners, L.P. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       04/13/2006            PURCHASE                   18,600            $9.18
--------------------------------------------------------------------------------
       04/19/2006              SALE                     22,000            $9.43
-------------------------------------------------------------------------------
       04/28/2006              SALE                     11,800            $9.74
-------------------------------------------------------------------------------
       05/05/2006            PURCHASE                    8,300           $10.00
--------------------------------------------------------------------------------
       05/05/2006            PURCHASE                   10,600            $9.91
--------------------------------------------------------------------------------
       05/05/2006            PURCHASE                   18,600            $9.89
--------------------------------------------------------------------------------
       05/05/2006            PURCHASE                   32,300            $9.96
--------------------------------------------------------------------------------
       05/25/2006            PURCHASE                   12,300            $9.27
--------------------------------------------------------------------------------
       05/26/2006            PURCHASE                      400            $9.47
--------------------------------------------------------------------------------
       05/31/2006              SALE                     25,200            $9.36
--------------------------------------------------------------------------------

                                                             Page 11 of 15 Pages

D. Transactions for the account of GCM Little Arbor Partners, L.P. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       04/28/2006              SALE                        100            $9.74
--------------------------------------------------------------------------------
       05/25/2006            PURCHASE                      600            $9.27
--------------------------------------------------------------------------------
       05/31/2006              SALE                        400            $9.36
--------------------------------------------------------------------------------

E. Transactions for the account of GCM Little Arbor Master Fund, Ltd. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       04/28/2006              SALE                      3,600            $9.74
--------------------------------------------------------------------------------
       05/25/2006            PURCHASE                   36,900            $9.27
--------------------------------------------------------------------------------
       05/26/2006            PURCHASE                    1,100            $9.47
--------------------------------------------------------------------------------
       05/31/2006              SALE                     26,500            $9.36
--------------------------------------------------------------------------------

F. Transactions for the account of GCM Little Arbor Institutional Partners, L.P. in the past 60 days.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       04/28/2006              SALE                      3,700            $9.74
--------------------------------------------------------------------------------
       05/25/2006            PURCHASE                   10,200            $9.27
--------------------------------------------------------------------------------
       05/26/2006            PURCHASE                      300            $9.47
--------------------------------------------------------------------------------
       05/31/2006              SALE                      7,300            $9.36
--------------------------------------------------------------------------------

                                                             Page 12 of 15 Pages

                                  EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------

C.     Form of Letter Agreement, dated June 6, 2006, between Micron
       Technology, Inc. and Glenview Capital Management, LLC                  13

                                                             Page 13 of 15 Pages

                                   EXHIBIT C

                             Micron Technology, Inc.
                             8000 S. Federal Way
                             Boise, Idaho 83707-0006

Glenview Capital Management, LLC
767 Fifth Avenue, 44th Floor
New York, NY 10153

                      June 6, 2006

        Reference is made  to (1) that  certain Agreement and  Plan  of  Merger, dated as of March 8, 2006, by and among Lexar Media, Inc., a Delaware corporation ("Lexar"), Micron Technology, Inc., a Delaware corporation ("Micron"), March 2006 Merger Corp., a Delaware corporation and a wholly owned indirect subsidiary of Micron ("Merger Sub") (as it may be amended, supplemented, modified or waived from time to time, the "Merger Agreement"), and (2) the Schedule 13D (the "Schedule 13D") relating to Lexar filed by Glenview Capital Management, LLC and certain affiliated individuals and entities (collectively, "Glenview") with the U.S. Securities and Exchange Commission on March 16, 2006.

        Pursuant to our recent discussions, in consideration of and subject to Micron and Lexar agreeing to amend the Merger Agreement (as so amended, the "Amended Merger Agreement") to provide for an increase in the Exchange Ratio (as defined in the Merger Agreement) from 0.5625 of a share of common stock, par value $0.10 per share, of Micron ("Micron Common Stock") per each share of common stock, par value $0.0001 per share, of Lexar ("Lexar Common Stock") to
0.5925 of a share of Micron Common Stock per each share of Lexar Common Stock, Glenview hereby agrees as follows:

        1. Glenview agrees to file or cause timely to be filed an amendment to the Schedule 13D stating that Glenview supports the Amended Merger Agreement and that Glenview will vote or cause to be voted all of the shares of Lexar Common Stock over which Glenview or any of its affiliates have voting authority or control in favor of the proposal to adopt the Amended Merger Agreement at the special meeting of Lexar's stockholders to be convened and held at 8:00 a.m. local time on June 2, 2006 or any adjournment or postponement thereof (the "Special Meeting").

        2. At the Special Meeting, Glenview will vote or cause to be voted all of the shares of Lexar Common Stock over which Glenview or any of its affiliates have voting authority or control in favor of the proposal to adopt the Amended Merger Agreement at the Special Meeting.

                                                             Page 14 of 15 Pages

        3. From and after the date hereof and through the completion of the Special Meeting, Glenview agrees that it will take no action nor cause to be taken any action that would result in Glenview or any of its affiliates losing the power to vote or control the voting of the shares of Lexar Common Stock over which it has voting authority or control as of the record date for the Special Meeting. Nothing in this paragraph 3 is intended to prohibit Glenview from disposing of such shares of Lexar Common Stock so long as Glenview retains the power to vote or control the voting of such shares as of the record date set for the Special Meeting.

        4. On the record date for the Special Meeting, entities managed by Glenview had voting authority or control over 6,351,616 shares of Lexar Common Stock and have, and continue to have as of the date hereof, the full power to vote or direct the voting of such shares.

        5. Glenview agrees that none of Glenview, any of its subsidiaries or any of Glenview's or any of its subsidiaries' officers or directors shall, and that it shall use all reasonable efforts to cause Glenview's and its affiliates, subsidiaries, agents and representatives not to (and shall not authorize or permit any of them to), directly or indirectly solicit or initiate any inquiry concerning, or the making, submission or announcement of, any Acquisition Proposal (as defined in Sectino 5.3(h) of the Merger Agreement).

        This letter agreement will terminate upon the earlier to occur of (i) such date and time as the merger of Merger Sub with and into Lexar (with Lexar continuing as the surviving corporation) shall become effective in accordance with the terms and provisions of the Amended Merger Agreement and (ii) such date that there is an Acquisition Proposal (as defined in Section 5.3(h) of the Merger Agreement) that Glenview (in its sole judgment and by providing notice to Micron) reasonably determines is superior to the Amended Merger Agreement.

        This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State, without regard to the conflicts of laws rules of such State.

        This letter agreement shall be executed in any number of counterparts, each such counterpart being deemed to be an original instrument and all such counterparts shall together constitute the same agreement.

                                                             Page 15 of 15 Pages

        If the foregoing properly reflects our agreement, please so indicate by acknowledging and agreeing below.



                                        Very truly yours.



                                        MICRON TECHNOLOGY, INC.



                                        By:______________________________
                                        Name:____________________________
                                        Title:___________________________




ACKNOWLEDGED AND AGREED THIS _____ DAY OF JUNE 2006:


Glenview Capital Management, LLC



By:_____________________________
Name:___________________________
Title:__________________________